UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

(November 27, 2018)

Commission File Number 0-30314

PORTAGE BIOTECH INC.

(Translation of registrant's name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F [X]  Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [  ]  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ______________.

Portage posts meeting materials; trading on CSE expected to resume shortly; overview of combined Portage/SalvaRx portfolio

Toronto, Ontario, November 27, 2018 (PBT.U: CSE, PTGEF: OTC Markets) - Further to its news release of November 21, 2018, Portage Biotech Inc. ("Portage" or the "Company") is very pleased to announce that it has published and posted its shareholder meeting materials which provide information regarding the rationale and key business terms for the proposed acquisition of SalvaRx Limited (“SalvaRx”) from SalvaRx Group plc (“Group”) (AIM: SALV) (see the Company’s news release of August 14, 2018).  The shareholder meeting is scheduled for January 8th, 2019 for shareholders of record as of November 23, 2018.  Trading of the shares of Portage on CSE is expected to resume shortly.

Group is concurrently publishing their meeting materials for a shareholder meeting (also to be held on January 8th, 2019) to approve the sale of SalvaRx to Portage. These materials may be found on their website (https://www.salvarx.io/investors/regulatory-news.html).

Since the initial announcement of the proposed purchase of SalvaRx on August 14, 2018, Intensity Therapeutics Inc. ("Intensity"), one of SalvaRx’s portfolio assets, has announced that results from its Phase I clinical trial IT-01 were selected for presentation at two international meetings: the European Society of Medical Oncology (ESMO) 2018 Congress in Munich, Germany on October 23rd and the Society of Immunotherapy Conference (SITC) in Washington DC on November 8th. The preliminary data from their Phase 1/2 clinical study demonstrated that INT230-6, Intensity’s novel lead product candidate designed for direct intratumoral injection, was well tolerated in patients with advanced solid tumors. In addition, preliminary efficacy data revealed that even at low doses, some anti-tumor effects were noted in injected tumors, as well as some evidence of immune activation as evidenced by biomarker changes in the blood and anti-tumor effects in distal, untreated tumors.  These findings confirm the exciting data demonstrated in animal models.

Intensity also announced that its Series B financing covering the further buildout of its clinical program was completed at a 250% premium to SalvaRx’s investment in Series A. Further details can be found at: https://intensitytherapeutics.com/media/#media-group-press-releases.

Intensity’s product is the most advanced in the SalvaRx portfolio.

Should shareholders of Portage approve the acquisition of SalvaRx, the combined Portage/SalvaRx oncology portfolio will include 11 drugs in discovery and development.

SalvaRx’s early phase products have been making progress towards clinical trials. This oncology franchise represents a key strategic decision to focus on an experienced team with deep domain expertise activating the immune system to fight cancer.  In line with their experience in cancer immunotherapy and in anti-inflammatory therapeutics, Portage management are evaluating technologies an adjacent area on how the immune system can be regulated by the microbiome in the gut.

Portage, its management team, and its board of directors are confident that the acquisition of SalvaRx will solidify its strategic path forward.  Like the success seen with Biohaven under Dr. Coric’s leadership, Portage believes it has found an excellent team with the commercial and development expertise required to advance these novel technologies towards clinical proof of concept and to unlock the value behind these products.

For further information, please contact:

Kam Shah, CFO

Tel: (416) 929-1806

ks@portagebiotech.com

Neither CSE nor its Market Regulator (as the term is defined in the policies of CSE) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain forward looking statements concerning future operations of Portage Biotech Inc. (the "Company"). All forward looking statements concerning the Company’s future plans and operations, including management’s assessment of the Company’s expectations or beliefs may be subject to certain assumptions, risks and uncertainties beyond the Company’s control. Investors are cautioned that any such statements are not guarantees of future performance and that actual performance and financial results may differ materially from any estimates and projections.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  November 28, 2018

PORTAGE BIOTECH INC.

By: /s/ Kam Shah

Kam Shah

Chief Financial Officer

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